FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 4, 2025

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
 (Translation of Registrant’s Name)

14401 Av. Das Nações Unidas, 22nd Floor
Chac Santo Antonio 04730 090-São Paulo – SP, Brazil
 (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

* * *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

BRF S.A.

	By:	/s/ Fabio Luis Mendes Mariano
		Name:	Fabio Luis Mendes Mariano
		Title:	Chief Financial and Investor Relations Officer

Exhibit 1

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A. Publicly Traded Company CNPJ/MF No. 03.853.896/0001-40 NIRE 35.300.341.031	BRF S.A. Publicly Traded Company CNPJ/MF No. 01.838.723/0001-27 NIRE 42.300.034.240

JOINT MATERIAL FACT

MARFRIG GLOBAL FOODS S.A. (“Marfrig”) and BRF S.A. (“BRF” and, together with Marfrig, the “Companies”), in compliance with Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976, and with Brazilian Securities Commission (Comissão de Valores Mobiliários) Resolution No. 44, dated August 23, 2021, further to the joint material facts disclosed on May 15 and 26, 2025, hereby inform that, on June 3, 2025, the General Superintendence (Superintendência-Geral) of the Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica or “CADE”) issued a decision approving, without restrictions, the merger of BRF shares by Marfrig ("Merger"). The approval will become final after a 15 (fifteen)-day period from its publication, provided that no request for review is made by any member of the CADE Tribunal and no appeals are filed by any interested third parties.

The Companies will keep their shareholders and the market in general duly informed of relevant developments related to Merger, in accordance with applicable laws and regulations.

São Paulo, June 4, 2025.

MARFRIG GLOBAL FOODS S.A.	BRF S.A.
Tang David Chief Financial Officer and Chief Investor Relations Officer	Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of BRF and holders of common shares of BRF are urged to read the informational document regarding the merger between BRF and Marfrig because it will contain important information.

U.S. holders of common shares of BRF are urged to read any informational document or other materials prepared by BRF for common shareholders of BRF regarding the merger because they will contain important information. BRF expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.

A copy of any informational documents prepared for holders of ADRs or U.S. holders of common shares of BRF (when available) may also be obtained for free from Marfrig.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of BRF and Marfrig of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any merger between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the merger, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Securities Commission (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.